3000 Leadenhall Road

Mt. Laurel, NJ 08054

May 12, 2015

VIA OVERNIGHT COURIER AND EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Michael Volley

Re:                             PHH Corporation

Form 10-K for the year ended December 31, 2014

Filed February 27, 2015

File No. 001-07797

Dear Mr. Volley:

This letter sets forth the response of PHH Corporation, a Maryland corporation (the “Company”, “we”, “our” or “us”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated April 29, 2015 (the “Comment Letter”), in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on February 27, 2015.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter.  For your convenience, the comments have been reproduced below, together with our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Production Segment, page 33

1.              Please revise future filings to more clearly describe the differences between fee-based closings and closings that are saleable to investors. For instance, explain when a closing is fee-based versus saleable to investors and why a fee-based closing is not saleable to investors. Also, provide a breakdown of fee-based closing by platform (PLS, retail, wholesale/correspondent) in your segment

May 12, 2015

metrics on page 35. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

In future Annual Reports on Form 10-K, we propose to include the following disclosures discussing the differences between fee-based closings and saleable closings:

Our fee-based closings represent loans that are originated through outsourcing relationships with our private label solutions (PLS) clients, where we receive a stated fee per loan in exchange for performing loan origination services.  These origination services are performed in the name of the PLS client and the ownership rights to the loans are retained by each respective client upon closing.

Our saleable closings represent loans that are originated or purchased through our wholesale/correspondent platform and the real estate and private label channels of our retail platform.  Saleable closings are originated or acquired with the intent that we will sell the loan after closing to secondary market investors, and will generally retain the servicing rights upon sale of the loan. For all saleable closings, we recognize gain on sale revenue from investors and related origination fees from borrowers.

As referenced above, while saleable closings are originated in our wholesale/correspondent platform and in the real estate and private label channels of our retail platform, fee-based closings are only originated in our private label channel.  In our Private Label channel, fee-based closings are retained by the client subsequent to closing; whereas, saleable closings are purchased by us for sale to secondary market investors subsequent to closing.

As the language above clarifies, since the fee-based closings are sourced entirely from the PLS channel, we do not believe the breakdown of fee-based closings by platform would be meaningful to investors.

Mortgage Servicing Segment, page 40

2.              Please revise future filings to expand on why you believe there are lower risks in subservicing loans as opposed to owning the MSR asset. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

In future Annual Reports on Form 10-K, we propose to include the following amended disclosures (as amended from page 40 of the Form 10-K):

Our shift to a greater mix of subserviced loans has resulted in an increase in subservicing fees, which is partially offset by higher costs to support the growth in ~~the~~ our servicing portfolio.  The subservicing fee revenue is generally lower than the servicing fee received by the owner of the MSRs; however, there are lower risks in subservicing loans as opposed to owning the MSR asset.  Subservicing loans, as opposed to owning the MSR asset, lowers our risk by reducing our exposure to fluctuations in interest rates, and the related earnings volatility from market-related changes in fair value of our MSRs, and related costs from MSR amortization, curtailment interest

May 12, 2015

expense and payoff-related costs.  Additionally, our exposure to foreclosure-related costs and losses is generally limited in our subservicing relationships as those risks are retained by the owner of the servicing rights.

In the long-term, we should experience benefits to our capital structure as we will require less capital to fund capitalized MSRs and related servicing advances. We expect that the increased mix of subservicing may result in lower Segment profit that is offset by a higher return on equity in the Mortgage Servicing segment since subservicing is less capital intensive than owning MSRs.  ~~Furthermore, we expect that the growth in the subservicing portfolio would also result in lower MSR amortization, curtailment interest expense and payoff-related costs, which would reduce the earnings volatility from changes in interest rates.~~

Item 8.  Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 80

3.              We note your disclosure on page 89 that in the fourth quarter of 2013 you began selling MSR’s to third parties and will have continuing involvement as a subservicer. Please revise future filings to disclose your accounting policies related to sales of servicing rights with a subservicing contract. Refer to the guidance in ASC 860-50-40-7. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

In future Annual Reports on Form 10-K when we disclose our accounting policies, we will include the following amended disclosures (as amended from page 83 of the Form 10-K):

Sales of Financial Assets

Originated mortgage loans are principally sold directly to, or pursuant to programs sponsored by, government-sponsored entities and other investors.  Additionally, the Company has entered into agreements to sell a portion of newly-created Mortgage servicing rights (“MSRs”) and may complete other sales of existing MSRs.

Each type of loan sale agreement is evaluated for sales treatment through a review that includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor, the extent of the continuing involvement and the existence of any protection provisions.

Each MSR sale agreement is evaluated for sales treatment through a review that includes an analysis of the approvals required by the investor and the purchaser, as well as a review of any seller financing or interim servicing provisions.  MSR sales are further evaluated to determine that both title to the MSRs and substantially all risks and rewards have been transferred to the purchaser prior to recognizing a transfer of MSRs as a sale.

To the extent the transfer of loan or MSR assets qualifies as a sale, the asset is derecognized and the gain or loss is recorded on the sale date. In the event the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing. For MSR sale agreements where the Company has continuing involvement through an ongoing subservicing arrangement, to the extent the transfer of MSRs qualifies as a sale any loss is recorded on the sale date and any gain amount is recognized over the life of the subservicing agreement.

May 12, 2015

Note 15. Stock-Related Matters, page 112

4.              We note your disclosure here and on page 70 related to your accelerated share repurchase agreements. Please explain to us in more detail the terms of the agreement including the settlement alternatives. Please also tell us how you account for this transaction, including the impact on your EPS calculation, considering the guidance in ASC 505-30-25-5, ASC 260-10-55-89 and ASC 815-40. Please cite any other accounting literature relied upon and how you applied it to your situation.

Response:

Background:

On August 7, 2014, the Company entered into two separate accelerated share repurchase agreements with JPMorgan Chase Bank, National Association to repurchase an aggregate of $200 million of our Common stock, consisting of a collared agreement and an uncollared agreement (collectively “the ASR agreements”).  The final settlement under the ASR agreements occurred on March 31, 2015.  Terms of these agreements include:

Collared Agreement.  The collared accelerated share repurchase agreement included the repurchase of $100 million of PHH’s common stock, with delivery of a minimum number of shares at inception based on terms defined in the contract. The specific number of shares that the Company ultimately repurchased under the collared agreement was subject to provisions that established minimum and maximum share prices. Since the delivery of shares to the Company at inception was based on the stated contractual minimum, the subsequent settlement, if any, could only result in the delivery of additional shares.

Uncollared Agreement.  The uncollared accelerated stock repurchase agreement provided for the repurchase of $100 million of PHH’s common stock, with delivery of 80% of the shares upfront, based upon the stock price at inception.  This agreement also contained a cap on the maximum number of shares that could be delivered to the Company.  Depending on the applicable volume weighted average price of the shares through the completion of the uncollared program, the Company could have received additional shares (subject to the cap described above) or could have been required to, at the Company’s option, either: (i) make an additional payment to the financial institution or (ii) deliver shares of PHH common stock to the financial institution.

There were no contingent exercise provisions or provisions in the ASR agreements that require: (i) net cash settlement, (ii) posting of collateral, or (iii) settlement in registered shares, in each case by the Company.

Accounting for Transaction:

According to ASC 505-30-25, the Company accounted for the accelerated share repurchase programs as: (i) 6.963 million shares of common stock retired on the acquisition date; and (ii) as a forward contract indexed to the Company’s own common stock.  At inception, the Company assessed the classification of the forward contract in accordance with ASC 815-40-15 and ASC 815-40-25-7 through 35.  From this analysis, the Company concluded that the forward contract contained in each ASR agreement was considered indexed to the Company’s own common stock, and therefore accounted for each ASR agreement at fair value in equity.  All shares received under the ASR agreements were retired upon receipt and were reported as a reduction of shares issued and outstanding, and the cash paid was recorded as a reduction of stockholders’ equity in the Company’s Consolidated Balance Sheets.

May 12, 2015

At each subsequent balance sheet date, the Company reevaluated the classification, and there were no events that occurred that changed the Company’s conclusion about the classification.  In accordance with ASC 815-40-35, as the ASR agreements continued to be classified as equity, subsequent changes in fair value were not recognized.

The Company accounts for its earnings per share (“EPS”) calculation under the treasury stock method.  Based on the guidance in ASC 260-10-55-89, the Company has reduced the denominator of its basic EPS calculation (on a weighted basis per ASC 260-10-45-10) by the number of shares acquired under the ASR agreements on the various dates that shares were received by the Company.  Accordingly, the accelerated share repurchase program resulted in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted EPS.

The Company evaluated the dilutive impact of the uncollared accelerated share repurchase agreement for the quarter and year ended December 31, 2014, and we would have expected delivery of 1.701 million additional shares at the settlement of the programs.  In accordance with ASC 260-10-45-16 and 45-17, the shares receivable under the forward contract should only reduce the denominator of the Company’s diluted EPS calculation (on a weighted basis) when and if received and should not be included in diluted EPS prior to retirement.

On March 31, 2015, the Company received the final delivery of 1.574 million shares under these programs.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.  We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have.  Please contact Bill Brown at 856-917-0903 should you have any questions concerning this letter or require further information.

Very truly yours,

Robert B. Crowl
Executive Vice President and Chief Financial Officer

cc:                                William F. Brown, Esq.